Exhibit 4.10

TELEFAX

To: Star Bulk Carriers Corp Attention: Mr. Akis Tsirigakis Mr. George Syllantavos	From: Commerzbank AG Global Shipping Claas Ringleben Ness 7 – 9 20457 Hamburg e-mail: claas.ringleben@commerzbank.com

Telefax No.	Tel:	Datum/Date;
+49 40 3683 4068 / 4123	+49 40 3683 4060	12 March 2010

Amendment of the existing USD 120 million Credit Facility dated 27th December 2007 Waiver Letter

Dear Akis,
dear George,

we refer to our ongoing discussions about the amendments to our existing USD 120 million credit facility following our mutual understanding that the loan to value ratio may be in excess of the maximum loan to value ratio pursuant to clause 15 (Security Cover) of the Facility Agreement dated 27 December 2007. We are pleased to inform you that we have obtained board approval for the application of the Waiver Terms, as outlined in the forthcoming. Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter.

1.         Waiver Period:
From 31st December 2008 to and including 31st January 2010;

2.         Waiver Period Security Amount
During the Waiver Period, the Loan to Value ratio shall at all times be less than 90%, with the value including Security Enhancement 1 and Security Enhancement 2 described below;

3.         Security Enhancement 1:  Addition of Security Vessel + standard security package:
m/v Star Alpha, a capesize bulk carrier of 175,075 dwt, delivered from Stocznia in Poland in 1992, the further details as disclosed to the Agent, together with the standard security package, and a survey report of recent date to be acceptable to the Agent;

4.         Security Enhancement 2:  Cash Pledge
Minimum Liquidity of USD 6.0 million, to be held with and pledged to the Agent, and the Minimum Liquidity to be released only subject to the loan to value ratio < 80% (excl. of the Cash Pledge); alternatively, the Borrower may repay the amount equal to the Minimum Liquidity Amount;

5.         Covenants:
During the Waiver Period, the payment of dividends, share repurchasing, and investments, shall be subject to the Agent's prior written consent, such consent not to be unreasonably withheld, and based on a case-by-case approach considering the then prevailing market conditions and cash flow prognosis.

6.         Equal treatment of Banks
The Borrower not to agree waiver terms with other lenders that are materially more favourable than those contained herein;

7.         Increase of Margin
The Margin shall increase to 2.00% p.a for the duration of the Waiver Period.

8.         Cost of Funds:
LIBOR to be replaced by cost of funds for the duration of the Waiver Period.

9.         Waiver Fee:
0.15 % flat, non-refundable, due and payable on the earlier of (a) 18 March 2009, and (b) prior to, or upon, signing of any documentation reflecting the Waiver Terms.

10.       Documentation
In form and substance to be satisfactory to the Agent

We hope that the Waiver Terms set out herein are acceptable for you. We kindly ask you to confirm the acceptance of our offer by returning to us a copy of this offer duly signed by authorised signatures of the companies as set out below, until 20 March 2009 at the latest. Please do not hesitate to contact us in case of any questions or clarification needs, we will be at your disposal.

We look forward to hearing from you on the above, and remain with

Best regards

COMMERZBANK
Aktiengesellschaft

/s/ Claas Ringleban	/s/ Martin Hugger
(Claas Ringleban)	(Martin Hugger)

Accepted and agreed on behalf of Star Bulk Carriers Corp.:

On 13/03/2009	By:	/s/ Akis Tsirigakis
(Date)	(Signatures/Names)
Akis Tsirigakis

SK 25767 0001 986808